Exhibit 1
Report on the Results of the General Offer of PetroChina Company
Limited to Acquire the A Shares of
Jilin Chemical Industrial Company Limited
Important reminders:
1.	The procedures for settlement and title transfer registration with respect to the A Shares of Jilin (as defined below) tendered for sale in the A Share Offer (as defined below) have been completed. As a result thereof, the equity structure of Jilin ceases to qualify Jilin as a listed company and Jilin will carry out necessary procedures for delisting.

2.	As from the trading day immediately after the delisting of Jilin A Shares from the Shenzhen Stock Exchange, those holders of Jilin A Shares not previously tendered for sale pursuant to the A Share Offer may begin to file for sale of their Jilin A Shares. As for the specific time when such filing may commence, please pay close attention to Jilin’s announcement about its delisting to be published soon.
According to the “Opinions on the General Offer of PetroChina Company Limited to Acquire the Shares of Jilin Chemical Industrial Company Limited” (Zhengjiangongsizi [2005] 118#) issued by the China Securities Regulatory Commission (the “CSRC”), PetroChina Company Limited (“PetroChina”) published the “Report on the General Offer to Acquire the A Shares of Jilin Chemical Industrial Company Limited” on November 16, 2005, disclosing its intended acquisition of all the tradable A shares of Jilin Chemical Industrial Company Limited (“Jilin”) through a general offer (the “A Share Offer”). On January 9, 2006, PetroChina published the “Announcement on the Commencement Date and the Effectiveness in connection with the General Offer of PetroChina Company Limited to Acquire the A shares of Jilin Chemical Industrial Company Limited” and announced that on January 9, 2006, the A Share Offer became effective and the term of the A Share Offer commenced on such date. On February 12, 2006, the term of the A Share Offer expired. We hereby disclose the results of the A Share Offer as follows.
I.	Overview of the A Share Offer

1.	Purpose of the A Share Offer: The A Share Offer is intended to terminate the listing status of Jilin, with a view to solving the horizontal competition between PetroChina and Jilin, and to reducing and further standardizing the related party transactions between PetroChina, as the controlling shareholder, and Jilin.

2.	Shares intended to be acquired in the A Share Offer: All the tradable A Shares of Jilin (“Jilin A Shares”), totaling 200,000,000 shares.

3.	Offer price: RMB 5.25Yuan/share.

4.	Form of payment: payment in cash.

5.	Term of the A Share Offer: The term of the A Share Offer is 35 calendar days, beginning from the next trading day for both A Shares and H shares of Jilin (“Jilin H Shares”) following the satisfaction of the conditions to the effectiveness of the offer for the H Shares (“H Share Offer”), i.e., from January 9, 2006 to February 12, 2006.

6.	The condition to the effectiveness of the A Share Offer: The effectiveness of the A Share Offer is conditioned on the effectiveness of the H Share Offer. Once the conditions to the effectiveness of the H Share Offer are satisfied, the A Share Offer will become effective and the A shares in Jilin will be delisted. If the conditions to the effectiveness of the H Share Offer are not satisfied, the A Share Offer will not be effective from inception.
The effectiveness of the H Share Offer is subject to the satisfaction of the following conditions:

(1)	The passing of a resolution approving the voluntary withdrawal of the listing of H Shares from the Hong Kong Stock Exchange at a class meeting of the shareholders of Jilin to be convened for this purpose by the holders of Jilin H Shares, other than PetroChina and persons acting in concert with PetroChina (“Independent Shareholders”), subject to (A) the approval by at least 75% of the votes attaching to the H Shares held by persons other than PetroChina and persons acting in concert with PetroChina that are cast either in person or by proxy and (B) the number of votes cast against the resolution being not more than 10% of the votes attaching to all the shares held by the Independent Shareholders; and

(2)	Minimum valid acceptances of the H Share Offer being received should be no less than 66.67% of the Jilin H Shares, including the Jilin H Shares represented by the American depositary shares (“Jilin ADSs”), carrying voting rights then exercisable at a general meeting of holders of Jilin H Shares.
The H Share Offer will become effective upon the satisfaction of all of the above conditions and will not become effective from inception if any of the above conditions is not satisfied.
II.	Preparations before the A Share Offer
On October 31, 2005, PetroChina published the “Abstract of the Report on the General Offer to Acquire Jilin Chemical Industrial Company Limited” in the China Securities Journal, Securities Times, Shanghai Securities News and on cninfo.com.cn, and the website of the Shenzhen Stock Exchange (“SSE”).
On November 14, 1005, the CSRC issued the “Opinions on the General Offer of PetroChina Company Limited to Acquire the Shares of Jilin Chemical Industrial Company Limited” (Zhengjiangongsizi [2005] 118#), which expressed no objection to PetroChina’s general offer to public shareholders (holders of A Shares) of Jilin according to the “Measures for Administration of Takeover of Listed Companies”.
On November 16, 2005, PetroChina published the full text of the “Report on the Offer to Acquire the A Shares of Jilin Chemical Industrial Company Limited” in the China Securities Journal, Securities Times, Shanghai Securities News and on cninfo.com.cn, and the website of the SSE, and at the same time published the “Financial Advisory Report of China Galaxy Securities Co. Ltd. on the General Offer of PetroChina Company Limited to Acquire the A shares of Jilin Chemical Industrial Company Limited” and the “Legal Opinion on ‘the Report on the A Share Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited’” issued by King & Wood Partners.
On January 9, 2006, PetroChina published the “Announcement on the Commencement Date and the Effectiveness in connection with the General Offer of PetroChina Company Limited to Acquire the A shares of Jilin Chemical Industrial Company Limited” in the China Securities Journal, Securities Times, Shanghai Securities News and on cninfo.com.cn and the website of the SSE.
III.	Results of the A Share Offer

According to the provisions in the “Guideline on Contents and Formats of Information Disclosure by the Company that Makes Public Offering No. 17 — Tender Offer Report” issued by the CSRC, PetroChina published the “Indicative Announcement on the General Offer of PetroChina Company Limited to Acquire the A shares of Jilin Chemical Industrial Company Limited” on January 16, January 23, and February 6, 2006, respectively, in the China Securities Journal, Securities Times, Shanghai Securities News and on cninfo.com.cn and on the website of the SSE.
PetroChina authorized the SSE to publish, before the commencement of trading on each trading day during the valid term of the A Share Offer, on the SSE’s Internet website the acceptance results for the A Share Offer and withdrawals of acceptance during the preceding trading day.
As of 15:00pm, February 12, 2006, the term of the A Share Offer expired. Confirmed acceptances as of such date are as follows:

		Amount of Shares	Acceptance of the A Share Offer as of February 12, 2006
		Planned to Be	Total	Total	% in the Total	Acquisition Capital
Nature of Shares	Offer Price	Acquired	Accounts	Shares	Equity of Jilin	Payable
Tradable A shares	RMB 5.25Yuan/share	200,000,000 shares	4,459	157,700,200 shares	4.43%	RMB 828,934,055.72 Yuan
IV.	Share Transfer
The transfer, settlement and transfer registration procedures for shares tendered have already been completed.
V.	Jilin Will Implement A share Delisting Procedures
PetroChina currently holds a total of 3,462,113,253 shares in Jilin, accounting for 97.22% of the total equity of Jilin, including the number of Jilin A Shares tendered for sale as listed above, 908,113,053 H Shares tendered for sale (including H Shares represented by ADSs) tendered for sale, and 2,396,300,000 state-owned legal person shares in Jilin held by PetroChina.
The equity distribution of Jilin does not meet the listing requirements, according to both the Company Law of the PRC (passed by the 5th Session of the Standing Committee of the 8th National People’s Congress on December 29, 1993 and amended by the 13th Session of the Standing Committee of the 9th National People’s Congress on December 25, 1999) on which “Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited” was based when it was published, and the currently effective Securities Law of the PRC (the “Securities Law”). Therefore, Jilin will implement the relevant procedures for the delisting of its A shares.
VI.	Arrangement for the Acquisition of the Remaining Shares

According to the relevant provisions in the Securities Law and the arrangements of PetroChina, after the delisting of Jilin A Shares, shareholders who did not accept the A Share Offer can still sell their Jilin A Shares (the “Remaining Shares”) to PetroChina at the original offer price through the trading system of the SSE. PetroChina should acquire these Remaining Shares. The detailed implementing arrangement is as follows:
1.	On the trading day following the date when Jilin’s tradable A Shares are delisted from the SSE, the shareholders who still hold the Remaining Shares in Jilin can file for the sale of their Remaining Shares through the business branches of securities companies where such shareholders’ shares are kept under custody during the effective period (9:30-15:00) on the trading days of the SSE. The filing process is the same as that for the previous offer acceptance. This filing is a non-trading order. The Remaining Shares are referred to as “Delisting of Jilin”. The filing code for Remaining Share sale is 000618. The filing price is the previous offer price, i.e. RMB 5.25 Yuan. The ceiling of shares to be filed for sale is the Remaining Shares in Jilin in the shareholder’s account that are not frozen by an judicial orders. The tender of the shares exceeding the ceiling is invalid. The shares frozen by a judicial order shall not be filed. A filing in its given filing period can be withdrawn.

2.	The Remaining Shares acquired are settled once every calendar month (the “Selling Cycle”) (as there are not many remaining trading days in February, these trading days will be consolidated into the trading days in March and counted together as one Selling Cycle).

One Selling Cycle is divided into two periods: the first part is from the first trading day of the given month to the fourth day prior to the end of the given month. This period is for the acceptance of filing for the sale of the Remaining Shares. Investors may file for sale during this period according to the relevant provisions. The second part is the last three trading days, which are designed for registration and settlement during the Selling Cycle. The Shenzhen subsidiary of China Securities Depositary and Clearing Corporation Limited will handle the settlement of capital and securities with regard to the Remaining Shares filed for sale and the transfer registration. No filing for the sale of the Remaining Share is accepted during these three days. On the last trading day of each Selling Cycle, the acquisition capital for the Remaining Shares filed for sale will reach the accounts of investors.

3.	On the first trading day of each Selling Cycle (except the first Selling Cycle), PetroChina should disclose the “Announcement on the Results of the Remaining Shares Acquisition in the Previous Selling cycle and the Continuation of the Acquisition of the Remaining Shares in the Current Selling Cycle”.
The Announcement is herein published according to the provisions of the Securities Law and “Measures for Administration of Takeover of Listed Companies” issued by the CSRC.
PetroChina Company Limited
February 14, 2006

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